EXHIBIT 99.3
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                              SINOVAC BIOTECH LTD.
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Sinovac - the world's only company in human clinical trials for a SARS vaccine -
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is to present at the prestigious UBS Global Life Sciences Conference on Thursday
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                            Sept. 30 in New York City
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BEIJING,  21 September  2004 - Sinovac  Biotech Ltd.  ("Sinovac")  (NASD OTC-BB:
SNVBF) has been invited by Union Bank of Switzerland ("UBS") to present at the UBS Global Life Sciences Conference being held at The Grand Hyatt in New York City, September 27-30, 2004.

Sinovac, currently the first and only company to have commenced clinical trials for a vaccine to prevent SARS, will present an update on its SARS clinical trials, its Hepatitis A and Hepatitis A&B vaccines, and its vaccines for Infuenza and Avian flu under development. Sinovac's 25-minute presentation on Thursday September 30 at 2:30 p.m. will be followed immediately by a 25-minute breakout session.

Management  of Sinovac  would like to invite  shareholders,  investors,  and all interested parties to this presentation. Furthermore, if you would like to attend other Sinovac presentations or meet with representatives from Sinovac's management team while they are in New York and Boston during the week of the 27th September to 1st October 2004, please contact Sinovac Investor Relations at
(888) 888 8312 or email to info@sinovac.com.
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The four-day conference focuses on biotechnology, life sciences, medical technology, and pharmaceutical fields and will have more than 300 companies from The U.S., Europe, and Asia Pacific presenting to an audience of more than 3,000. Among the participating companies are: Amgen, Inc. (NASDAQ: AMGN), Chiron Corporation (NASDAQ: CHIR), Wyeth (NYSE: WYE), Bayer AG (NYSE: BAY), Acambis (NASDAQ: ACAM), Pfizer Inc. (NYSE: PFE), Schering AG (NYSE: SHR), Medarex (NASDAQ: MEDX), Angiotech Pharmaceuticals (NASDAQ: ANPI), Eli Lilly (NYSE: LLY), Sepracor Inc. (NASDAQ: SEPR), and Vertex Pharmaceuticals (NASDAQ: VRTX).

UBS is one of the world's leading financial firms and largest asset managers, the world's largest wealth manager, and a premier investment banking and securities firm.

As stated previously, it is Sinovac's intention to raise further financing primarily from the institutional investment community, and also to engage in an investment banking relationship to assist the Company with financing its growth. It is further anticipated that such an investment bank would assist Sinovac in evaluating potential Merger & Acquisition targets and in financing those that offered the most synergy and made the most strategic sense.

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sale of human vaccines for infectious diseases such as Hepatitis A and Hepatitis B, Influenza, SARS, and Avian flu. As one of China's leading emerging bio-pharmaceutical firms, Sinovac works closely with Chinese public health officials and institutions and focuses on manufacturing and marketing human use vaccines and related products. Having successfully developed and launched the first inactivated Hepatitis A vaccine developed in China for the Chinese market, Sinovac is the first and only company to have commenced clinical trials for a vaccine to prevent SARS.

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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For further information please refer to the Company's filings with the SEC at www.sec.gov or refer to Sinovac's website at www.sinovac.com.
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Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION

21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.